Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 25, 2008

List of materials

Documents attached hereto:


i) Press release announcing Executive Appointments


                                                                Sony Corporation
                                                          1-7-1 Konan, Minato-ku
                                                           Tokyo 108-0075, Japan

                                                                  April 25, 2008
                                                                     No. 08-056E


                             Executive Appointments



Tokyo, Japan - At its Board of Directors Meeting held on April 24, 2008, Sony Corporation decided candidates for the positions of Member of the Board. The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2008.


Members of the Board (*Independent Director)
--------------------

The candidates for Board Members are as follows. Four new Board Members have been selected (**).


Howard Stringer

Ryoji Chubachi

Katsumi Ihara

Yotaro Kobayashi*       Chief Corporate Advisor, Fuji Xerox Co., Ltd.

Sakie T. Fukushima*     Representative Director & Regional Managing
                        Director-Japan, Korn/Ferry International

Yoshihiko Miyauchi*     Director, Representative Executive Officer, Chairman
                        and Chief Executive Officer, ORIX Corporation

Yoshiaki Yamauchi*      Director, Sumitomo Mitsui Financial Group, Inc.

Peter Bonfield*         Member of the Board, Telefonaktiebolaget LM Ericsson

Fueo Sumita*            Chief of Sumita Accounting Office

Fujio Cho*              Chairman, Toyota Motor Corporation

Ryuji Yasuda*           Professor, Graduate School of International Corporate
                        Strategy, Hitotsubashi University

Yukako Uchinaga*(**)    Director, Vice Chairman, Benesse Corporation
                        Chairman and Chief Executive Officer, Berlitz
                        International, Inc.

Mitsuaki Yahagi*(**)    Chairman of the Board, The Japan Research Institute,
                        Limited

Tsun-yan Hseih *(**)    Senior Partner, McKinsey & Company

Roland A Hernandez*(**) Retired Chairman and CEO, Telemundo Group, Inc.


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